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                                                            EXHIBIT 49





FOR IMMEDIATE RELEASE               Contact:     Gail Price,
                                                 Director of
                                                 Corporate
                                                 Communication
                                      Phone:     703-896-0403


                    WLR FOODS BOARD WRITES SHAREHOLDERS


Broadway, Virginia, June 29, 1994 -- WLR Foods Inc.'s board of directors yesterday sent a letter to its shareholders advising them that "Having lost the Special Meeting vote, Tyson's latest effort is to attack Virginia laws pertaining to Tyson's takeover attempt ... We believe Tyson will lose this fight as well. It's pretty clear to us that Tyson is just stalling." The complete text of the letter follows:

June 29, 1994


Dear Fellow Shareholder:

Thanks to your overwhelming support, Tyson decisively lost the vote at the May 21 Special Meeting on whether Tyson and its associates should be granted voting rights for shares of WLR Foods stock they may acquire, or have acquired, in their hostile takeover attempt.

On June 21, a federal court issued a favorable ruling which served to confirm WLR Foods victory over Tyson. The Court rejected Tyson's arguments, ruling that the 1,272,919 shares of directors George Bryan, Herman Mason, Charles Wampler and Bill Wampler were eligible to vote at the Special Meeting. Tyson's loss was so overwhelming that even if Tyson had been persuasive in Court, it still lost the Special Meeting vote by a wide margin.

Final voting results show that only 3,152,830 shares, or less than 31% of those the Court determined were entitled to vote, voted for the Tyson proposal. Tyson can no longer hide behind so-called issues of fairness. Tyson lost -- fair and square.


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Having lost the Special Meeting vote, Tyson's latest effort is to attack Virginia laws pertaining to Tyson's takeover attempt. A hearing is scheduled for July 7, 1994, again before the U.S.
District Court, for Tyson to challenge the constitutionality of laws which the Virginia legislature enacted for the protection of Virginia companies and their shareholders. We believe Tyson will lose this fight as well. It's pretty clear to us that Tyson is just stalling.

In fact, on June 3, Tyson once again extended its same inadequate tender offer, this time until July 29. This $30 cash per share tender offer -- an offer which has been clearly rejected by WLR Foods shareholders -- has not changed from its original March 9 offer, despite Don Tyson's indications to the contrary. We had hoped Don Tyson would have honored his personal promise to go away if he lost the Special Meeting vote.

Your company has benefited from a tremendous outpouring of support over the last five months support from our shareholders, producers, employees and friends. Thanks to you, WLR Foods is stronger today than when Tyson started his takeover attempt. Until Tyson admits defeat, however, we need to stay unified. You can help us do that by holding onto your investment in WLR Foods, just as we are. As a Board, we pledge ourselves to making that choice profitable for you. Growing shareholder value is, and will continue to be, our top priority.

Yesterday your Board declared a $0.08 quarterly dividend to all shareholders of record on July 15, 1994, payable July 29, 1994. This is WLR Foods 98th consecutive dividend. In contrast, Tyson's quarterly dividend is $0.02. You might be interested to know that Tyson announced a buy back plan for 10% of its stock last week -- something he criticized our Board for considering.

Recently, we announced our ranking among America's prestigious
Fortune 500 companies. We just received word of another ranking. In the June issue of Prepared Foods, our new Moorefield, West
Virginia operation was ranked among the 10 best food plants in America. We're proud to be "the largest and most modern poultry plant in the nation," recognized for our pro-worker attitudes, worker morale and productivity, and meeting customer needs consistently while striving to continually improve.

As always, please call us at (703) 896-7001, if you have any questions. You may also call D. F. King & Co., Inc. which is assisting us toll free at (800) 669-5550. In the event you tendered any of your shares to Tyson, D. F. King will be pleased to assist you in withdrawing your shares.


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Sincerely yours,


Charles W. Wampler, Jr.                James L. Keeler
Chairman, Board of Directors           President and Chief
                                       Executive Officer


Herman D. Mason                        William D. Wampler
Vice Chairman, Board of Directors      Director


George E. Bryan                        Stephen W. Custer
Director                               Director


Charles L. Campbell                    William H. Groseclose
Director                               Director


Calvin G. Germroth                     J. Craig Hott
Director                               Director


WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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